

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2006

Mr. Alexander A. Arena
Group Chief Financial Officer
PCCW Limited
39th Floor, PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay, Hong Kong

   Re: **PCCW Limited**
      Form 20-F for Fiscal Year Ended December 31, 2005
      Filed May 11, 2006

      File No. 1-10119

Dear Mr. Arena:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

           Sincerely,

           /s/ Kyle Moffatt for

           Larry Spirgel
           Assistant Director